Filed by Fox Chase Bancorp, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Fox Chase Bancorp, Inc.

Commission File No. 001-32971

For Immediate Release

Contact:	Roger S. Deacon, CFO
(215) 775-1435

Fox Chase Bancorp, Inc.

to Commence Second-Step Conversion and Stock Offering

May 17, 2010, Hatboro, PA– Fox Chase Bancorp, Inc. (the “Company”) (Nasdaq: FXCB), holding company for Fox Chase Bank, announced today that the Company has received conditional approval from the Office of Thrift Supervision to reorganize from the two-tier mutual holding company structure to the stock holding company structure and commence a “second-step” stock offering of new shares of common stock. The Company also announced that the registration statement relating to the sale of common stock by the new holding company for Fox Chase Bank – a newly formed Maryland corporation also named Fox Chase Bancorp, Inc. – has been declared effective by the Securities and Exchange Commission.

New Fox Chase Bancorp is offering for sale between 8,712,500 and 11,787,500 shares of common stock at a purchase price of $10.00 per share. New Fox Chase Bancorp, Inc. may increase the number of shares that it sells in the offering, without notice to persons who have subscribed for shares, by up to 15%, to 13,555,625 shares, as a result of market demand, regulatory considerations or changes in financial markets. The shares of common stock to be offered by new Fox Chase Bancorp represent the approximately 59.9% of Fox Chase Bancorp’s common stock that is currently owned by Fox Chase MHC.

The shares will be offered in a subscription offering first to depositors of Fox Chase Bank with a qualifying deposit as of December 31, 2008, second to the Bank’s tax-qualified employee benefit plans, third to depositors of the Bank with a qualifying deposit as of March 31, 2010 and finally to depositors of the Bank as of May 4, 2010 and borrowers of the Bank as of November 12, 1997 whose loans continue to be outstanding as of May 4, 2010. Concurrently with the subscription offering, new Fox Chase Bancorp is offering any shares of common stock that are not subscribed for in the subscription offering to members of the general public in a community offering, with preference given first to persons residing in Bucks, Chester, Delaware, Montgomery and Philadelphia Counties, Pennsylvania and Atlantic and Cape May Counties, New Jersey, and then to shareholders of the Company as of May 4, 2010.

Fox Chase Bank will establish a Stock Information Center, which will open on May 25, 2010. Offering materials are available by contacting the Stock Information Center at (866) 300-4322. Hours of operation will be Monday through Friday, from 10:00 a.m. to 4:00 p.m., Eastern time. The Stock Information Center will be closed on weekends and bank holidays The subscription and community offerings are currently scheduled to expire at 2:00 p.m., Eastern time, on Tuesday, June 15, 2010.

At the conclusion of the conversion and offering, shareholders of Fox Chase Bancorp other than Fox Chase MHC will receive shares of common stock of new Fox Chase Bancorp pursuant to an “exchange ratio” designed to preserve their aggregate percentage ownership interest. The exchange ratio will depend on the number of shares sold in the offering and will range from 1.0692 shares to 1.4465 shares, subject to a 15% increase to 1.6635 shares, based on the independent appraisal. At the conclusion of the conversion and offering, new Fox Chase Bancorp will be 100% owned by public shareholders.

The second-step conversion must be approved by a majority of the member votes eligible to be cast at a special meeting of members, to be held on June 24, 2010. Members of Fox Chase MHC as of the close of business on May 4, 2010 will be entitled to vote at the special meeting. Offering and proxy materials will be mailed to members of Fox Chase MHC on or about May 22, 2010.

Holders of at least two thirds of the outstanding shares of common stock of Fox Chase Bancorp and holders of the majority of the outstanding shares of the common stock of Fox Chase Bancorp other than the shares held by Fox Chase MHC as of May 4, 2010 must also approve the second-step conversion at a special meeting of shareholders, also to be held on June 24, 2010. Proxy materials will be mailed to shareholders of Fox Chase Bancorp on or about May 24, 2010.

Completion of the conversion and offering is subject to, among other things, the receipt of final regulatory approvals.

Stifel, Nicolaus & Company, Incorporated is assisting new Fox Chase Bancorp in selling its common stock in the offering on a best efforts basis.

Fox Chase Bancorp, Inc. is the holding company for Fox Chase Bank, a federal savings bank headquartered in Hatboro, Pennsylvania. Fox Chase Bank operates eleven full-service banking offices in Bucks, Chester, Delaware, Philadelphia and Montgomery Counties in Pennsylvania and Atlantic and Cape May counties in New Jersey.

This press release contains certain forward-looking statements about the conversion and offering. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which Fox Chase Bancorp and Fox Chase Bank are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. This press release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription offering, an accompanying stock order form).

New Fox Chase Bancorp has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Shareholders of Fox Chase Bancorp are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the SEC by new Fox Chase Bancorp free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by new Fox Chase Bancorp are available free of charge from the Corporate Secretary of Fox Chase Bancorp at 4390 Davisville Road, Hatboro, Pennsylvania 19040, telephone (215) 682-4107. The directors, executive officers, and certain other members of management and employees of Fox Chase Bancorp are participants in the solicitation of proxies in favor of the conversion from the shareholders of Fox Chase Bancorp. Information about the directors and executive officers of Fox Chase Bancorp is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock of new Fox Chase Bancorp are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

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